FORGING THE LINK BETWEEN NUTRACEUTICAL AND BIOPHARMACEUTICAL

NEPTUNE

TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2006

Table of Contents

Company Proﬁle

Message to Shareholders

Management Analysis of the Financial Situation and Operating Results / Management Discussion and Analysis

Executive Report Relating to Financial Statements

Auditors’ Report

Consolidated Earnings

Consolidated Deﬁcit

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

Corporate Information

Investors and Shareholders Information

COMPANY PROFILE

Neptune Technologies & Bioressources Inc. extracts and commercializes high value-added natural products derived from marine biomasses. Using its exclusive extraction process, the Company processes abundant and underexploited marine species in order to extract a range of bioactive ingredients while ensuring the preservation of their properties.

These ingredients, which include phospholipids, polyunsaturated fatty acids and antioxidants, have been proven to contribute to human well-being through the improvement of nutritional functionality, the maintenance of proper health and the improved effectiveness of cosmetic and biopharmaceutical care, to name but a few examples.

Through strategic alliances, partnerships and various clinical studies, the Company continues to demonstrate the beneﬁcial health effects of its products; develop and market new formulas and new products; and, more recently, sell the processing rights for its Neptune Krill Oil (NKO™) product to be used in speciﬁc applications within high growth markets—speciﬁcally the nutraceutical and biopharmaceutical markets. And, through the marketing of its Neptune Krill Oil (NKO™) product as described initially in its business plan, the Company has created a link between the nutraceutical and biopharmaceutical sectors, thereby ensuring the transition and development of an emerging market towards the more established and proﬁtable biopharmaceuticals market. In the short to medium term, the Company also intends to penetrate the cosmeceutical and nutrigenomics markets.

A Significant Breakthrough: Products Extracted from Krill

Neptune Technologies & Bioressources Inc. uses its exclusive Neptune OceanExtract™ process to harvest krill, a living zooplankton that thrives in deep, cold waters. The primary extract from this process, produced in oil form, comprises an abundance of phospholipids, polyunsaturated fatty acids and antioxidants— including the only ﬂavonoid originating from animals.

Both independently and in partnership with various strategic alliances, the Company is systematically pursuing its research and development efforts in order to not only improve its exclusive extraction process and facilitate its application on other marine species (more speciﬁcally underexploited or unexploited species), but to develop products for other applications as well.

Additionally, and though it has obtained conclusive clinical study results demonstrating the beneﬁts of Neptune Krill Oil (NKO™) on various human conditions, the Company continues (both independently and through its strategic alliances) to conduct new clinical studies aimed at validating other applications for its products and new formulations.

MESSAGE TO SHAREHOLDERS

Throughout the 2005/2006 ﬁscal year, Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) maintained production levels and continued its commitment towards improving its innovative technological process (Neptune OceanExtract™) at its production facility in Sherbrooke. The Company extracts and markets value-added natural products from the marine biomass, including those derived from krill, its oil (Neptune Krill Oil (NKO™)—rich in Omega-3 fatty acids, phospholipids and antioxidants—and various protein concentrates (including Neptune Krill Aquatein (NKA™).

The production facility and two laboratories, covering a total area of 1,415 square meters (15,000 square feet), enable continuous production and the ongoing optimization of the extraction process. At full capacity, the annual production of NKO™ and protein concentrates can reach 60,000 kg and close to 300,000 kg, respectively. Meanwhile the two labs complete tasks along the following lines: one is used for the preparation of samples and basic physicochemical measurements; the second allows the Company to develop new products and conduct in-depth chemical analyses using the high-precision equipment at the Company’s disposal.

Our unique technological platform, Neptune OceanExtract™, provides several cold-extraction processes designed to extract natural bioactive products and components from the marine biomass. Cold-processing allows for the preservation of bioactive properties inherent to the extracted substances. Applied to krill, this unique process allows for, among other beneﬁts, the extraction of highest quality marine oil—bacteria-free and ready for human consumption. The product has shown excellent stability, even after 36 months, without the addition of any preservative agents.

According to market studies, Neptune is the ﬁrst and only company to commercially deploy an extraction technology that exploits the krill’s full value. The technology is also currently being used in the experimental stage to extract other marine species. Neptune deploys said technology under a licensing agreement and has obtained the option to purchase the intellectual property relating to its extraction technology. Several patent requests have been deposited in various countries and several of these have already been granted.

The Company systematically maintains strict protection policies with regards to its intellectual properties and process, its products and their components, as well as certain speciﬁc applications. Through the application of trademarks, the Company also protects its logos in North America, Europe and Asia. In addition, the Company also received the necessary authorization to sell its NKO™ and NKA™ products as natural supplements in North America as well as in several Asian countries. It continues to expand its market and is pursuing the authorization process for the sale of its products in several other countries across the Asian, European and Australian continents.

The primary features of its products are as follows:

Neptune Krill Oil Marine oil that provides a unique natural blend of nutritional elements. Its elevated content in Omega-3-6-9 polyunsaturated fatty acids, antioxidants (such as astaxanthin), vitamin A, vitamin E and phospholipids make it a unique and exceptional product. It is also characterized by the lack of need for preservative agents and the remarkable stability of its essential fatty acids.

Neptune Krill Aquatein Pure marine protein concentrate (> 80%) that contains 20 amino acids with 10 essential ones and 17% of BCAA (Branch Chained Amino Acids) (leucine, isoleucine, valine). In addition, it contains natural powerful digestive enzymes (proteases, phosphatases, lipases). It also includes some special peptides that have potent biological activity that can contribute to hormonal and immune (immunoglobulin) functions.

On the scientiﬁc front, results obtained during clinical studies conducted by independent Quebec University researchers and healthcare professionals prove, with a high level of certainty, that Neptune Krill Oil (NKO™) generates beneﬁcial effects on several human conditions, including the following:

1. The effects of Neptune Krill Oil (NKO™) on skin cancer caused by UV radiation indicate that NKO™ can prevent skin damage caused by chronic exposure to UV rays.

2. The results of Neptune Krill Oil (NKO™) on the management of premenstrual syndrome (PMS) published in May 2003 in a highly-rated medical research journal, the “Alternative Medicine Review”, demonstrate with a high level of certainty that NKO™ can signiﬁcantly reduce the physical and emotional symptoms associated with PMS, and is also more effective in providing relief from dysmenorrhea (menstrual pain) than ﬁsh oil (Omega-3 18:12).

3. The effects of Neptune Krill Oil (NKO™) on hyperlipidemia (high cholesterol & triglycerides) demonstrated, with a high level of certainty, that:

- NKO™ is effective in the regulation of hyperlipidemia by signiﬁcantly reducing overall cholesterol levels, LDL (bad cholesterol) and triglycerides while increasing (to an as yet unrivalled extent) the level of HDL (good cholesterol).

- NKO™ (1.5 g/day) is more effective than ﬁsh oil in the regulation of hyperlipidemia by signiﬁcantly reducing LDL levels.

4. The beneﬁts of Neptune Krill Oil (NKO™) on anti-inﬂammatory conditions, using a reduced dosage of 300 mg/day, have been clinically validated and scientiﬁcally recognized. The results of this clinical study will be published during the 2006-2007 ﬁscal year.

Through both independent activities and strategic alliances, Neptune continuously supports medical research into the beneﬁts of its products on human health. It is of critical importance for Neptune that the Company maintain a very active role in addressing this scientiﬁc challenge and in validating each of the components and compounds found in its products. This is why the Company continues to pursue, in collaboration with imminent international research institutions, various clinical studies (conducted using the Neptune Krill Oil (NKO™) product) that have produced signiﬁcant and conclusive interim results relating to Attention Deﬁcit Disorder and Hyperactivity. The Company expects to receive deﬁnitive results from these studies, as well as from another clinical study conducted using a formulation and relating to Hypercholesterolemia, during the next ﬁscal year.

As for the commercialization of its products, the strategic activities initiated during the previous ﬁscal year and sustained during the current ﬁscal year, such as providing several new distributors with the opportunity to sell its NKO™ product as a new ingredient in various formulations (which already contain other products valued by consumers), will enable the Company to expand its potential market. This approach not only allows manufacturers and distributors to extend the lifecycle of their current products already known to consumers (through the addition of NKO™, which accentuates the health beneﬁts of these products) but also for Neptune to take advantage of a customer base that is already aware of, and loyal to, a product readily available on the market. As a result, with new and innovative NKO™ based products differentiated at the content, application and pricing levels, Neptune is taking full advantage of newfound parallel distribution structures and the use of alternative sales approaches. The identiﬁcation of these new NKO™ based formulations allows Neptune to meet its corporate requirements and policies: the Company strictly adheres to its commitment to maintain a minimal percentage of NKO™ within a new product; as well as the requirement that, among other restrictions, the protected NKO™ or NKA™ product logo, as the case may be, must be displayed on the product label.

During the 2005/2006 period, the Company’s representatives continued to make presentations at the various tradeshows/conferences to which they participated and where they presented the Company’s vision, its business plan, its products and their beneﬁts, as well as the results of clinical studies.

Additionally during the current ﬁscal year, the Company launched a new commercial strategy aimed at developing strategic alliances for the sale of speciﬁc application rights to use its Neptune Krill Oil (NKO™) product for certain human-health applications within nutraceutical market segments (i.e. those encompassed by functional and medical foods) and the biopharmaceutical market. The Company aims to capitalize on this new initiative and conclude several strategic alliances during the next ﬁscal year.

On the ﬁnancial front, the Company recently negotiated an operational line of credit with a ﬁnancial institution to ensure improved management of its working capital and growth.

By converting and refunding a major portion of its long-term debt through a new issue of common shares, the Company also continued to stabilize its ﬁnancial statements through the reorganization of its capital structure. This ﬁnancial operation also enabled the Company to generate a signiﬁcant gain on debt settlement.

As a result, and guided by its new commercial strategy and action plan along with the improved support of its new ﬁnancial structure, the Company generated sales equal to its initial forecasts for the entire 2005-2006 ﬁscal year as well as during each quarter throughout the period. The Company also generated earnings before interest, taxes, depreciation and amortization (EBITDA) during each quarter of the ﬁscal period, and proﬁts before taxes during the third quarter. The negative annual result is due primarily to the accounting entries relating to the Company’s signiﬁcant increase in value, which is reﬂected in the increased share value and the non-monetary charge incurred during the period.

2006/2007 Action Plan

•

Capitalize on its inventories of raw materials and ﬁnished products in order to meet the growing demand for its products at all times.

•

Gradually increase monthly production and improve productivity at its production facility.

•

Maintain the fundamental marketing strategy for its products and formulations containing its products while prioritizing and promoting the signing of numerous new distributors in the nutraceuticals market throughout North America, Europe and Asia.

•

Conclude certain alliances with strategic partners aimed at selling speciﬁc processing licenses relating to the Neptune Krill Oil (NKO™) product within the functional foods and medical foods markets as well as the pharmaceutical market. - Maintain its policy relating to the protection of intellectual property and complete its acquisition of the intellectual property currently being deployed, while actively pursuing the steps required to obtain the necessary regulatory authorizations for the Company to sell its products in other target countries in Europe, Asia and Australia.

•

Pursue the research and development of its technological platform and other technologies aimed at improving the products and the molecular extraction process, and enabling the production and commercialization of new products derived from new marine biomasses.

•

Finalize ongoing clinical studies and launch new ones aimed at other applications, primarily in co-participation with strategic partners at both the institutional and private sector levels.

Perspectives for 2006/2007

The Company’s primary short-term objective remains tied to sales growth, along with the proﬁtability of its production operations. Our commercialization efforts were maintained and the adopted strategy has produced returns. As such, the steps we have undertaken in accordance with the action plan for the development of new markets are generating the intended results. We are therefore conﬁdent that we will reach the level of sales required to meet our objective of operational proﬁtability, and that we will conclude alliances with strategic partners that will enable us to generate new sources of revenue within new markets. The North- American and Asian markets are now being served by several major distributors of our products and their formulations. Our distributors operate primarily in the nutraceuticals market; some cater to consumers through retailers, others through advertorial, etc. Other distributors are focused on penetrating the European market. Several of our distributors are making signiﬁcant promotional investments and Neptune intends to support their efforts throughout the year. Further penetration into the Asian and European markets, as well as our introduction into the Australian market, are among the objectives included in our action plan. As previously mentioned, the Company also intends to promote growth through new strategic alliances aimed at exploiting speciﬁc rights relating to the Neptune Krill Oil (NKO™) product, the development and commercialization of new products, and the overall improvement of Company value for our shareholders.

In closing, we are fully aware of the importance of proper communications and are broadening our efforts to ensure that we meet our commitments in this regard. To this end, the Company has decided to renew its contract with the specialized ﬁrm mandated last year to provide improved investor-relations support. We would also like to highlight the critical role played by our human resources in achieving our numerous objectives, most importantly where the maximization of shareholder value is concerned. At Neptune, where increasing Company value for our shareholders and partners is a priority, we are ever grateful that we can rely on dedicated employees who have embraced our mission and to whom (along with our valued partners, suppliers and investors) we would like to extend our sincere thanks and recognition for their contributions, support, patience and trust.

/s/ André Godin André Godin Vice-President, Administration and Finance	/s/ Henri Harland Henri Harland President and CEO	/s/ Michel Timperio Michel Timperio Chairman of the Board

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS / MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of changes to the ﬁnancial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2005 and May 31, 2006. It also includes a comparison between the operating results, treasury ﬂow and ﬁnancial situation for the twelve-month period ended May 31, 2006 and those from the previous ﬁscal year.

This analysis, completed on September 20, 2006, must be read in conjunction with the Company’s audited and consolidated ﬁnancial statements dated May 31, 2006 and presented in this annual report. Neptune’s ﬁnancial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company’s results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

Overview

Neptune’s 2006 ﬁscal year was devoted to the commercialization of its products in North America and Asia. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through Company participation in various tradeshows in order to promote its products and maintain its level of excellence, established and enhanced since the Company’s inception. During the ﬁscal year, Neptune also launched a new commercial approach aimed at building strategic alliances with potential partners in the nutraceuticals, functional foods and medical foods markets, as well as in the biopharmaceutical market.

The Company sustained its clinical research initiatives. As a result, Neptune is now able to leverage scientiﬁc results demonstrating the health beneﬁts of Neptune Krill Oil (NKO™) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol and inﬂammation problems. During the current ﬁscal year, Neptune also published research results that demonstrate the beneﬁts of combining NKO™ and statin in the management of cholesterol levels. And, recent interim results provided by the Company demonstrate the highly positive effects of NKO™ on adults suffering from attention deﬁcit disorder and hyperactivity.

During the third quarter of the 2006 ﬁscal year, the Company redeemed and settled the Investment Desjardins and Innovatech debentures, which represented a total book value of $5.5M. This transaction enabled the Company to improve its ﬁnancial structure and generate a $1.4M gain on settlement of debentures.

Also, during the third quarter, the Company received its nGMP Certiﬁcation from Health Canada for its Sherbrooke facility.

Principal annual financial information

(In thousands of dollars, except per share data)

	2006	2005	2004
Sales Figures before EIC-156 Application	7,292	5,038	2,262
Impact of EIC-156	380	200	100
Sales Figures	6,912	4,838	2,162
EBITDA (1)	1,049	401	(1,659)
Net Loss	886	1,768	3,534
Net Loss per Share and Diluted Loss per Share	0,029	0,069	0,161
Total Assets	8,114	7,297	7,922
Working Capital (2)	1,783	362	98
Shareholder Equity	2,937	(2,640)	(1,659)
Book Value per Common Share (3)	0,086	(0,103)	(0,076)
Long Term Financial Liabilities	2,946	8,025	7,696

Comments relative to the significant variations

Sales Sales (before EIC-156 Application) climbed to $7.3M ($6,912M after EIC-156 Application) for the ﬁscal year ended May 31, 2006; a 45% (43% after EIC-156 Application) increase over the ﬁscal year ended May 31, 2005. Earnings before interest, taxes, depreciation and amortization (EBITDA) At the close of the 2006 ﬁscal year, the Company EBITDA(1) was up to $0.65M compared to the previous ﬁscal year; from $0.40M to $1.05M. The EBITDA(1) has closed on a positive ground for the eighth consecutive quarter.

Net loss Net loss for the ﬁscal year ended May 31, 2006 was reduced to $0.866M (or $0.029 per share) compared with net loss of $1.768M (or $0.069 per share) for the ﬁscal year ended May 31, 2005. This positive result was primarily due to the gain on settlement of the debentures. When excluding this gain on debt settlement, the net loss may appear somewhat elevated in comparison with the net loss for the previous year—despite the growth in sales. This situation is explained primarily by the signiﬁcant increase in research costs (in the amount of $0.117M), the write-off of the Hair Seal patent (in the amount of $0.124M), an increase in professional fees (in the amount of $0.120M), higher loss on exchange (in the amount of $0.080M), an additional stock based compensation charge (in the amount of $0.282M) for services rendered to Innovatech by two executives in the settlement of the debentures, and an increase in salary charges of approximately $0.800M; of which approximately $0.600M relates to the increase in the value and number of options granted to employees and consultants. Note that the stock based compensation totaling $0.994M are non-cash items and relates primarily to the increase in the Company’s share value, which went from $0.22 as at May 31, 2005 to $2.85 as at May 31, 2006.

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a ﬁnancial performance measurement tool mostly used in ﬁnancial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, ﬁnancial expenses, amortizations, income taxes, losses on exchange incurred during the ﬁscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term ﬁnancial health mostly used in ﬁnancial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the total value of shareholders equity by the number of outstanding common shares at the end of the ﬁscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2006

	Total	First Quarter	Second Quarter Restated	Third Quarter Restated	Fourth Quarter
Sales Figures before EIC-156 Application	7,292	1,822	1,445	1,822	2,203
Impact of EIC-156	380	139	91	77	73
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (Net Loss)	(886)	(390)	(453)	665	(708)
Proﬁt (Loss) per share basic and diluted	(0,029)	(0,015)	(0,018)	0,021	(0,023)

Fiscal Year Ended May 31, 2005

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales Figures before EIC-156 Application	5,038	1,134	1,180	1,292	1,432
Impact of EIC-156	200	17	9	116	58
Sales Figures	4,838	1,117	1,171	1,176	1,374
EBITDA (1)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0,069	0,015	0,020	0,013	0,021

On September 20, 2006, the Company has proceeded with a restatement of the second and third quarters in order to reﬂect the additional value of the stock-based compensation for non-employees, value that was initially recorded when the granting of the options instead of the valuation date of the options, in compliance with the CICA handbook recommendations, chapter 3870. The Company also adjusted the third quarter to reﬂect the additional stock-based compensation charge for services rendered by two ofﬁcers to Innovatech in the debentures settlement for $0.282M as well as an amount of $0.051M in share issue expenses recorded in retained earnings instead of as professional fees as it should.

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a ﬁnancial performance measurement tool mostly used in ﬁnancial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, ﬁnancial expenses, amortizations, income taxes, losses on exchange incurred during the ﬁscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

During the third quarter ended May 31, 2006, the Company generated a gain on settlement of the debenture of $1.4M through the debenture transaction, which is the primary explanation for the $0.665M in net earnings. However, during the fourth quarter of the ﬁscal year ended May 31, 2006, the Company recorded several year-end adjustments and write-off totaling close to $0.400M, most of which came from the write-off of the Hair Seal patent, inventory and accounts receivable.

Treasury flow and financial situation

Operating Activities In 2006, operating activities generated an increase in liquidity, amounting to a total of $0.005M, compared to a reduction of $0.201M for the corresponding period ended May 31, 2005. The $0.206M difference is explained primarily by the reduction in net loss of $0.882M despite the fact that the loss for the year include a $0.712M non-monetary expense tied to the stock-based compensation to salaried and non-salaried employees, another stock-based compensation of $0.282M to two ofﬁcers and a non-monetary gain of $0.4M on the settlement of debentures. The $1M gain has also been reclassiﬁed to ﬁnancing activities. The difference is also explained by variations in working capital elements from one ﬁscal year to the next. The change in working capital elements for the 2006 ﬁscal year compared to the previous year is primarily due to an increase in accounts receivable of $0.330M, an increase in inventory of $0.443M, and an increase in accounts payable of $0.378M. These variations are further explained in the Financial Situation section.

Investment Activities The main variation in terms of investment activities was generated by the investment of the $0.150M required to secure the acquisition option for the intellectual property. A variation of $0.219M was also generated through the acquisition of capital and intangible assets. Financing Activities During the ﬁscal year ended May 31, 2006, the Company redeemed the Investissement Desjardins debenture in the amount of $1,350M in capital and interest. The Company also paid in cash $0.125M in share-issue expenses for the transaction that converted the Innovatech debenture on which the Company realized a gain of $1,4M of which $1M in cash. On the same transaction the Company raised $0.600M through a private placement. The Company issued 3,275,922 shares following the exercise of all H and I stock purchase warrants against a cash value of $0.819M and issued 733,375 shares after exercise of stock options against a cash value of $0.190M.

Overall, taking the treasury ﬂow into account, the Company increased its cash ﬂow by $0.694M for the twelve (12) month period ended May 31, 2006.

Financial Situation

The following table details the important changes to the balance sheets at May 31, 2006 and May 31, 2005 :

Accounts	Increase (Reduction) (in Thousands of dollars)	Comments
Cash	694	See cash ﬂow statement
Receivables	330	Sales increase

Inventory	443	Increase in raw material inventory in order to secure increase in production
Fixed assets	(424)	Amortization of ﬁxed assets
Other assets	(453)	Amortization of start-up costs
Accounts payable and accrued liabilities	378	Increase in raw material purchases
Convertible debentures	(5 156)	Elimination of convertible debentures

Primary annual financial ratios

	2006	2005	2004
Working Capital Ratio (current assets/current liabilities)	1,80	1,19	1,05
Solvency Ratio Debt Capital / Shareholder Equity*	1,26	1,47	1,31

* including convertible debentures

Most of the Company’s ﬁnancial ratios improved during the period ended May 31, 2006 compared to the period ended May 31, 2005 due to the overall real performance of the Company.

The Company’s contractual obligations, including payments due during the next ﬁve reporting periods and the following ones, are presented in the following table :

Required Payments per Periods

Contractual Obligations	Total	Less than one period	2 to 3 periods	4 to 5 periods	More than 5 periods
Long-term Debt *	3,700,445	681,850	1,631,600	1,232,550	124,000
Loans guaranteed by investments in rental contracts **	106,746	66,703	31,700	8,343	–
Other rental contracts	942,233	126,133	269,832	272,570	273,698
Total liabilities	4,749,424	874,686	1,933,132	1,513,463	397,698

* This amount is not reduced by the assigned value to warrants and common shares.

** Including interest fees.

Two other potential purchase options were added to the total of contractual obligation. The ﬁrst option, totaling $275,000, was for the acquisition of an intellectual property, and the second, totaling $1,275,000, for the acquisition of the production facility.

Related Party Transactions The transactions between related parties are described in note 5 “Related Party Transactions” of the Company’s ﬁnancial statements as at May 31, 2006.

Changes in Accounting Policies Changes in accounting policies are described in note 3 “Changes in Accounting Policies” included in the Company’s ﬁnancial statements as at May 31, 2006. Subsequent Events No subsequent event to the balance sheet.

Risk factors

Financial Risks Management intends to continue its prudent management of risks relating to exports, foreign exchange, interest rates and the sale price of its merchandise.

The majority of Company’s receivables are 90% guaranteed by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the exchange on the American dollar. Despite the fact that all raw material purchases are currently handled in U.S. currency, Management also has the ability to use ﬁnancial instruments to minimize the exchange risk.

Product Liability The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certiﬁed by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company’s results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company’s products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates). The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com.

As at September 15, 2006, the total number of common shares issued by the Company and in circulation was 34,599,789. Company’s common shares are listed and traded on the TSX stock exchange under the listing NTB.

/s/ Henri Harland Henri Harland President and CEO	/s/ André Godin André Godin Vice-President, Administration and Finance

EXECUTIVE REPORT RELATING TO FINANCIAL STATEMENTS

The ﬁnancial statements for Neptune Technologies & Bioressources Inc. presented in this document are the responsibility of the Company Executive and were approved by its Board of Directors.

These ﬁnancial statements were prepared by the Executive using Canadian Generally Accepted Accounting Principles. They contain amounts based on best guesses and estimates.

To ensure the accuracy and objectivity of data contained in the ﬁnancial statements, the Company Executive acquired and implemented internal accounting control systems. The Executive believes that internal accounting controls provide reasonable assurance that: ﬁnancial documents are reliable and provide an adequate basis for the formulation of ﬁnancial statements, that business assets are properly accounted and preserved, and that the preparation and the presentation of other ﬁnancial information are in concordance with the ﬁnancial statements.

The Board of Directors assumes responsibility for ﬁnancial statements primarily through its Audit Committee, comprised entirely of external administrators. The Audit Committee reviews the quarterly and yearly ﬁnancial statements as well as the Executive Analysis of the Company’s Financial Situation and Production Results, and provides its recommendations to the Board of Directors for approval. The Audit Committee meets with the Executive as well as with external auditors to discuss the internal controls implemented on processes relating to the presentation of ﬁnancial information, audit questions and ﬁnancial information presentation questions and presents appropriate recommendations to the Board of Directors. Auditors assigned by shareholders may, at any time, meet with the Audit Committee, with or without the Executive in attendance.

Auditors assigned by the shareholders veriﬁed the current ﬁnancial statements: the ﬁrm of Raymond Chabot Grant Thornton (RCGT), chartered accountants. Their report follows.

/s/ Henri Harland Henri Harland President and CEO	/s/ André Godin André Godin Vice-President, Administration and Finance

Laval
September 15, 2006

AUDITORS’ REPORT

To the Shareholders of
Neptune Technologies & Bioressources Inc.

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at May 31, 2006 and 2005 and the consolidated statements of earnings, deﬁcit, contributed surplus and cash ﬂows for the years then ended. These ﬁnancial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these ﬁnancial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the ﬁnancial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the ﬁnancial statements. An audit also includes assessing the accounting principles used and signiﬁcant estimates made by management, as well as evaluating the overall ﬁnancial statement presentation.

In our opinion, these consolidated ﬁnancial statements present fairly, in all material respects, the ﬁnancial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash ﬂows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Raymond Chabot Grant Thornton

Chartered Accountants

Laval
July 21, 2006

CONSOLIDATED EARNINGS

Years ended May 31, 2006 and 2005

	2006	2005
Sales	$ 6,911,725	$ 4,838,423
Cost of sales and operating expenses (before amortization)	6,490,762	4,338,785
Research expenses (Note 6)	372,515	195,399
Financial expenses (Note 7)	1,019,751	1,020,285
Amortization and write-off (Note 8)	1,163,806	975,132
	9,046,834	6,529,601
Loss before other revenue (expenses)	2,135,109	1,691,178
Interest income	6,226	1,277
Exchange loss	(157,267)	(77,685)
Gain on settlement of debentures (Note 17)	1,400,000	–
Net loss	(886,150)	(1,767,586)
Basic and diluted loss per share	(0.029)	(0.069)
Weighted average number of shares outstanding	30,790,786	25,453,068

The accompanying notes are an integral part of the consolidated ﬁnancial statements and notes 6, 7 and 8 provide other information on consolidated earnings.

CONSOLIDATED DEFICIT
CONSOLIDATED CONTRIBUTED SURPLUS

Years ended May 31, 2006 and 2005

Consolidated Deficit

	2006	2005
Balance, beginning of year	$ (13,982,437)	$ (12,194,383)
Net loss	(886,150)	(1,767,586)
Share issue expenses	(368,675)	(20,468)
Balance, end of year	(15,237,262)	(13,982,437)

Consolidated Contributed Surplus

	2006	2005
Balance, beginning of year	345,387	187,754
Expired warrants	–	62,050
Exercised options	(167,321)	–
Other stock-based compensation (Note 17(d))	282,000	–
Stock-based compensation – employees	260,173	80,943
Stock-based compensation – non-employees	451,877	14,640
Balance, end of year	1,172,116	345,387

The accompanying notes are an integral part of the consolidated ﬁnancial statements.

CONSOLIDATED CASH FLOWS

Years ended May 31, 2006 and 2005

	2006	2005
	$	$
OPERATING ACTIVITIES
Net loss	(886,150)	(1,767,586)
Non-cash items
Amortization	1,063,652	1,000,248
Financial expenses	504,319	652,991
Financial expenses write-off	20,177	–
Intangible assets write-off	123,889	–
Other stock-based compensation	282,000	–
Stock-based compensation – employees	260,173	80,943
Stock-based compensation – non-employees	451,877	14,640
Gain on settlement of debentures	(1,400,000)	–
Non-monetary expense for settlement of expenses	44,000	–
Changes in working capital items (Note 9)	(459,406)	(182,344)
Cash ﬂows from operating activities	4,531	(201,108)
INVESTING ACTIVITIES
Property and equipment	(133,767)	(10,320)
Intangible assets	(85,477)	(71,557)
Investment	–	(150,000)
Cash ﬂows from investing activities	(369,244)	(81,877)
FINANCING ACTIVITIES
Bank loan	40,000	–
Repayment of long-term debt	(1,350,136)	(128,330)
Repayment of debenture	(115,913)	–
Settlement of debentures	1,000,000	–
Issue of capital stock	1,609,200	315,092
Issue of warrants	–	340,092
Share issue expenses	(124,487)	(15,279)
Cash ﬂows from ﬁnancing activities	1,058,664	511,575
Net increase in cash and cash equivalents	693,951	228,590
Cash and cash equivalents, beginning of year	181,950	(46,640)
Cash and cash equivalents, end of year	875,901	181,950

The accompanying notes are an integral part of the consolidated ﬁnancial statements.

CONSOLIDATED BALANCE SHEETS

May 31, 2006 and 2005

	2006	2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	875,901	181,950
Investment, at cost, maturing in February 2007, 3.35%	150,000	–
Accounts receivable (Note 10)	1,484,063	1,154,379
Research tax credits receivable	109,858	61,198
Inventories (Note 11)	1,256,573	813,642
Prepaid expenses	137,438	62,673
	4,013,833	2,273,842
Property and equipment (Note 12)	3,457,394	3,881,552
Intangible assets (Note 13)	507,576	553,833
Other assets (Note 14)	135,009	588,118
	8,113,812	7,297,345
LIABILITIES
Current liabilities
Bank loan (note 15)	40,000	–
Accounts payable and accrued liabilities
Company controlled by an ofﬁcer and director	9,901	73,494
Other	1,438,214	996,945
Instalments on long-term debt	742,571	841,917
	2,230,686	1,912,356
LONG-TERM DEBT (Note 16)	2,946,263	2,868,780
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 17)	–	5,156,430
	5,176,949	9,937,566
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock and warrants (Note 18)	17,002,009	10,996,829
Contributed surplus	1,172,116	345,387
Deficit	(15,237,262)	(13,982,437)
	2,936,863	(2,640,221)
	8,113,812	7,297,345

The accompanying notes are an integral part of the consolidated ﬁnancial statements.

On behalf of the Board,

/s/ Henri Harland Henri Harland President and Director	/s/ Michel Timperio Michel Timperio Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2006 and 2005

1 — GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998. The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries.

2 — GOING-CONCERN

The Company is required to pay its liabilities and meet its commitments as they become due despite week cash ﬂows from operations.

The ﬁnancial statements have been prepared on the going concern basis, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. These ﬁnancial statements do not include any adjustments to the carrying value or classiﬁcation of assets and liabilities, nor to the results of operations, should the Company not continue to operate as a going concern.

Management is of the opinion that sufﬁcient funds will be available from operations and external ﬁnancing.

3 — CHANGES IN ACCOUNTING POLICIES

Emerging Issues Committee 156: Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products) On March 1, 2006, the Company adopted the Abstract of Issue Discussed, Emerging Issues Committee 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products) (EIC-156), which was published by the Canadian Institute for Chartered Accountants (CICA) in September 2005. EIC-156 discusses cash considerations, including a sales incentive, offered by a vendor to a customer. This consideration is assumed to represent a reduction in the sale price of the vendor’s products and, consequently, should be classiﬁed as a reduction in sales in the vendor’s income statement.

Before adopting EIC-156, the Company accounted for the sales incentives given to a customer as the “cost of sales and operating expenses” in the earnings statement. EIC-156 was retroactively applied, which resulted in a decrease in “sales” and in the “cost of sales and operating expenses” of $379,736 in 2006 and $199,798 in 2005. The application of EIC-156 therefore results in a reclassiﬁcation and this change did not affect the net loss.

Accounting Guideline No. 15 (AcG 15) — Consolidation of Variable Interest Entities During the year ended May 31, 2005, the Company adopted CICA Accounting Guideline No. 15 (AcG-15) entitled Consolidation of Variable Interest Entities (VIEs). This Guideline explains and provides guidance on the application of consolidation principles to entities considered as VIEs that are subject to control on a basis other than ownership of voting interests. Application of this Guideline did not have any impact on the ﬁnancial statements as at May 31, 2005.

Section 3110 — Asset Retirement Obligations In March 2003, the CICA released Section 3110 of the CICA Handbook, Asset Retirement Obligations, which replaces the guidance regarding future removal and site restoration costs previously contained in Section 3061, Property, Plant and Equipment. The new Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company adopted Section 3110 on June 1, 2004 and application of this standard did not have a signiﬁcant impact on the ﬁnancial statements as at May 31, 2005.

4 — ACCOUNTING POLICIES

Principles of consolidation The consolidated ﬁnancial statements include the accounts of the Company and its subsidiary, 9113-0310 Québec inc., created February 1, 2002. This subsidiary has been inactive since its inception.

Accounting estimates The preparation of ﬁnancial statements in accordance with Canadian generally accepted accounting principles requires management to makeestimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the ﬁnancial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates.

Revenue recognition Revenues from operations are recognized when the following conditions are met: goods are shipped, persuasive evidence of an agreement exists, the signiﬁcant risks and advantages related to ownership are transferred, the consideration is ﬁxed or determinable and collection is reasonably assured. Prepaid revenue is deferred and recognized in operations when the above-mentioned conditions are met.

Revenues from interest on investments are recognized according to the number of days said investments are held. The expenses relating to the acquisition and disposal of investments are treated as a reduction of the disposal income.

Cash and cash equivalents The Company’s policy is to present cash (bank overdraft) and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Inventories Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by the standard cost method.

Property and equipment Property and equipment are recorded at cost and amortized over their estimated useful lives according to the following methods and annual rates:

	Methods	Rates
Furniture and ﬁxtures	Diminishing balance	20%
Ofﬁce equipment	Diminishing balance	30%
Processing equipment	Straight-line	10%

Laboratory equipment	Straight-line	20%
Computer equipment	Straight-line	30%
Software	Straight-line	50%
Leasehold improvements	Straight-line	10%

Research and development expenses Research expenses are charged to earnings as incurred. Development expenses that satisfy generally recognized conditions, including reasonable certainty that they will be recovered, are deferred and amortized. No development costs were capitalized in 2006 and 2005.

Investment tax credits relating to eligible research and development expenses are applied against these expenses in the year they are incurred.

Intangible assets Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Licences are recorded at cost and amortized according to the straight-line method over a ten-year period.

Trademarks are recorded at cost and not amortized since the Company considers they have an unlimited life given they can be renewed at low costs. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. The impairment test consists of a comparison of the fair value of trademarks with their carrying amount. When the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to the excess.

Other assets Start-up costs are amortized according to the straight-line method over a three-year period.

Deferred ﬁnancing costs are amortized according to the straight-line method over periods of ﬁve to seven years, until 2010.

Foreign currency translation Monetary assets and liabilities in foreign currency are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in earnings for the years.

Foreign currency forwards The Company enters into foreign currency forwards to protect itself against exchange rate ﬂuctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

Share issue expenses Share issue expenses are accounted for as a increase in the deﬁcit.

Loss per share Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants and the if-converted method to determine the dilutive effect of the convertible debenture.

The convertible debentures, warrants and stock options described in Notes 17, 18 and 19 were not included in the calculation of diluted earnings per share in 2006 and 2005 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation plan The Company offers stock-based compensation plans, which are described in Note 19. The Company accounts for stock options granted to employees and non-employees as an expense in earnings based on the fair value on the dates when the options are vested for employees and on the period when services are provided for non-employees. Any consideration received upon the exercise of options by holders is credited to capital stock. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock option is added to the deﬁcit.

Income taxes The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and the tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the ﬁnancial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance for future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

5 — RELATED PARTY TRANSACTIONS

The Company also entered into an agreement with a shareholder, (a company controlled by an ofﬁcer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $69,445 ($47,877 in 2005). As at May 31, 2006, the balance due to this shareholder under this agreement amounts to $9,901 ($73,494 in 2005). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 — INFORMATION REGARDING RESEARCH PROJECTS IN PROGRESS

The Company has a worldwide operating license, including a purchase option on the intellectual property, for an extraction process allowing it to extract oil from krill and other crustaceans rich in ingredients with various beneﬁcial biological properties. The Company participates in several joint research projects with the following institutions and companies:

1.

1 Hypertension and Vascular Biology Institute, Vanderbilt University, Saint Thomas Hospital and Medical Center, Nashville, Tennessee, USA (in cooperation with Designs for Health and American River Nutrition Inc.)

2.

2 The Heart Research Institute and the HRI Nutraceutical and Functional Food Research Facility, Sydney, Australia

3.

3 International Association of Attention Deﬁcit Hyperactivity Disorder, Leslie Rouder, LCSW P.A. ADD Coach Therapist @ ADDadults.net, Miami

Shores, Florida , USA

The Company also carries out medical research and projects included in the applied research portfolio relating to the following: cardiovascular and neuro-degenerative diseases, and rheumatoid arthritis.

Costs incurred for research projects in progress are detailed as follows:

	2006	2005
	$	$
Salaries and employee beneﬁts	452,691	241,502
Subcontracting	41,058	24,135
General and study expenses	3,725	2,222
Travel and entertainment expenses	199	1,635
	497,673	269,494
Research tax credits	(125,158)	(74,095)
Research expenses	372,515	195,399

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

7 — FINANCIAL EXPENSES

	2006	2005
	$	$
Bank charges and contracts	59,042	5,463
Interest—short-term loan	12,312	–
Interest—long-term debt	429,266	378,073
Interest—liability component of convertible debentures	475,219	611,633
Amortization of deferred ﬁnancing costs	23,735	25,116
	999,574	1,020,285
Write-off of deferred ﬁnancing fees	20,177	–
	1,019,751	1,020,285

8 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

	2006	2005
	$	$
Amortization
Property and equipment	622,875	561,842
Intangible assets	7,845	4,091
Other assets	409,197	409,199
	1,039,917	975,132
Write-off of intangible assets (note 13)	123,889	–
	1,163,806	975,132

9 — INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2006	2005
	$	$
Trade accounts receivable	(329,684)	(568,821)
Research tax credits receivable	(48,660)	26,440
Inventories	(442,931)	434,140
Prepaid expenses	(15,807)	(1,836)
Accounts payable and accrued liabilities	377,676	(72,267)
	(459,406)	(182,344)
Interest paid for operating activities	410,145	336,769

10 — ACCOUNTS RECEIVABLE

	2006	2005
	$	$
Trade accounts receivable	1,354,123	1,137,299
Taxes and sales	88,524	9,885
Accrued interest	2,034	–
Other	39,382	7,195
	1,484,063	1,154,379

11 — INVENTORIES

	2006	2005
	$	$
Raw materials	837,093	57,844
Finished goods	419,480	755,798
	1,256,573	813,642

12 — PROPERTY AND EQUIPMENT

			2006
	Cost	Accumulated Amortization	Net
	$	$	$
Furniture and ﬁxtures	98,230	63,551	34,679
Ofﬁce equipment	66,659	48,245	18,414
Processing equipment	3,732,874	1,075,185	2,657,689
Laboratory equipment	236,917	135,110	101,807
Computer equipment	75,560	66,859	8,701
Software	2,350	2,350	–
Leasehold improvements—head ofﬁce	52,149	39,934	12,215
Leasehold improvements—processing	746,001	278,509	467,492
	5,010,740	1,709,743	3,300,997
Assets under capital leases
Processing equipment	29,960	7,995	21,965
Laboratory equipment	173,460	95,528	77,932
Ofﬁce equipment	34,084	6,201	27,883
Computer equipment	38,156	9,539	28,617
	5,286,400	1,829,006	3,457,394

During the year, the Company acquired ofﬁce and computer equipment for a cost of $64,950 (ofﬁce equipment for a cost of $7,290 in 2005) by way of capital leases.

12 — PROPERTY AND EQUIPMENT (cont’d)

			2005
	Cost	Accumulated amortization	Net
	$	$	$
Furniture and ﬁxtures	98,230	54,882	43,348
Ofﬁce equipment	66,659	40,352	26,307
Processing equipment	3,506,418	691,542	2,814,876
Laboratory equipment	227,358	89,639	137,719
Computer equipment	72,157	55,539	16,618
Software	2,350	2,350	–
Leasehold improvements—head ofﬁce	52,149	34,719	17,430
Leasehold improvements—processing	741,652	148,330	593,322
	4,766,973	1,117,353	3,649,620
Assets under capital leases
Processing equipment	139,960	26,999	112,961
Laboratory equipment	173,460	60,836	112,624
Ofﬁce equipment	7,290	943	6,347
	5,087,683	1,206,131	3,881,552

13 — INTANGIBLE ASSETS

			2006
	Cost	Accumulated amortization	Net
	$	$	$
Amortized intangible assets
Patents	448,264	11,878	436,386
Licences	7,500	2,250	5,250
	455,764	14,128	441,636
Unamortized intangible assets
Trademarks	65,940	–	65,940
	521,704	14,128	507,576

			2005
	Cost	Accumulated amortization	Net
	$	$	$
Amortized intangible assets
Patents	518,287	4,783	513,504

Licences	7,500	1,500	6,000
	525,787	6,283	519,504
Unamortized intangible assets
Trademarks	34,329	–	34,329
	560,116	6,283	553,833

During the year, the Company wrote-off an amount of $123,889 with regard to the ﬁling of a patent application for the Seal’s operation because the Company has no guarantee that it will beneﬁt from the rights relating to the application.

14 — OTHER ASSETS

	2006	2005
	$	$
Start-up costs, at amortized cost	–	409,197
Deferred ﬁnancing costs, at amortized cost	35,009	78,921
Deposit (*)	100,000	100,000
	135,009	588,118

 (*) This deposit will be applied against the exercise of the plant purchase option. Neptune announced its intention to exercise the option on April 28, 2006 (note 22).

15 — BANK LOAN

The Company has an authorized operating line of credit for $500,000 and a discounted receivables facility for $500,000 at the prime rate plus 2.10% (8.10% as at May 31, 2006). With regard to the discounted receivables facility, an additional commission that is 0.25% more than the debt amount is payable. The bank loan is guaranteed by a ﬁrst ranking movable hypothec on the universality of accounts receivable, tax credits and inventories for an amount of $1,000,000. The bank loan is renewable on November 15, 2006. The bank loan is subject to certain covenants requiring the Company to maintain ratios.

16 — LONG-TERM DEBT

	2006	2005
	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,759,496 in 2006, prime rate plus 6.75% (6.25% in 2005) (14.75% as at May 31, 2006, 12.50% as at may 31, 2005), payable in monthly capital instalments of $26,650, with a moratorium on instalments until August 2006, maturing in February 2010 (a) (b)	1,120,000	1,140,000
Mortgage loan, $980,000 par value less the net value of series “E” warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (1.25% in 2005) (12.25% as at May 31, 2006, 7.00% as at May 31, 2005), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September 2011 (b) (c)	957,713	951,726
Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in 2005) (10.25% as at May 31, 2006, 8.00% as at May 31, 2005), payable in 60 monthly capital instalments of $25,000 with a moratorium until August 2006, maturing in September 2011 (b) (d)	1,443,923	1,420,810
Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly instalments of $7,235 ($8,398 in 2005), maturing at different dates until October 2010	97,198	124,261
Unsecured loan, without interest, matured	70,000	70,000
9% unsecured loan	–	3,900
	3,688,834	3,710,697
Instalments due within one year	742,571	841,917
	2,946,263	2,868,780

Under these mortgage loans, the company is required to respect certain ﬁnancial ratios

(a)

As at May 31, 2006, the Company is not in compliance with the requirements of the mortgage loan. Subsequent to year-end, the Company obtained a waiver from the creditors for non-compliance with the ratios.

(b)

The Company has been granted moratoriums on monthly capital instalments from May 2003 to August 2006.

(c)

Using the Black-Scholes option pricing model, the Company has determined a value of $62,049 for the warrants and recorded this amount in shareholders’ equity.

(d)

The mortgage loan was reduced by an amount of $144,959, corresponding to the value of 366,569 common shares issued without consideration in 2003 and 2004.

The instalments on long-term debt during the next ﬁve years are detailed as follows:

	Obligations under capital leases	Other long- term loans
	$	$
2007	66,703	681,950
2008	21,016	815,800
2009	10,684	815,800
2010	7,260	736,550
2011	1,083	496,000
Total minimum lease payments	106,746
Interest expense included in minimum lease payments	9,548
	97,198

17 — LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

	2006	2005
	$	$
Unsecured convertible debenture (a) (d) (e)	–	2,250,226
Secured convertible debenture (b) (d) (e)	–	1,668,704
Unsecured convertible debenture (c) (e)	–	1,237,500
	–	5,156,430

(a)

As at April 1, 2005, the Company renegotiated the terms of this debenture. As at May 31, 2005, this debenture, with a new capital of $2,195,342 bears simple interest of 15%. Interest from April 1, 2005 to March 31, 2007 will be capitalized to the debenture capital balance and as at April 1, 2007, interest in the third year is payable monthly. The capital is convertible, in whole or in part, at the holder’s option, at the following terms: deduction of amount converted in previous periods, to a maximum of $500,000 from February 28, 2006 to March 31, 2006, to a cumulative maximum of $1,000,000 from February 28, 2007 to March 31, 2007 and to a cumulative maximum of $1,500,000 from February 28, 2008 to March 31, 2008, at a price per share that is the higher of $0.32 and the market price on the conversion date. Under the same previous terms, the issuer can, at its option, in whole or in part, convert accrued interest and, subsequently, any debenture capital. This debenture and the interest payable were settled during the 2006 year (Note 17 (d)).

(b)

This debenture, having a $1,261,780 par value and bearing interest at 15% compounded annually, is convertible into common shares at any time at the holder’s option, in all or in part, capital and interest, at a price per share equal to the higher of $0.75 and the market price at the conversion date.

This debenture is secured by a movable hypothec without delivery on present and future intellectual property rights.

This debenture and the interest payable were settled during the 2006 year (Note 17 (d)).

(c)

This debenture, having a $1,000,000 par value and bearing interest at 15%, is convertible into common shares at any time at the holder’s option, capital and interest, at a price per share equal to the higher of $0.35 and the market value at the conversion date.

The Company may reimburse some or all of the debenture at any time prior to October 20, 2008, at which date the debenture and interest will become payable. In the event of an advanced reimbursement, the holder will have a 30-day period to convert the part of the debenture and accrued interest subject to the advanced redemption. If the advanced reimbursement occurs before October 20, 2005, a premium of 30% of the capital related to the redemption, less accrued interest on this capital calculated at the redemption date, will be added to the capital related to the redemption.

The debenture and interest payable for a total of $1,350,137 were reimbursed during the year.

(d)

On January 20, 2006, the Company converted debentures having a par value of $2,195,342 and $1,261,780, respectively, into 3,350,000 common shares of a value of $1.03 per share. Furthermore, the capitalized interest for the two debentures, totalling $824,390, was converted into 450,000 common shares at a value of $0.94. An amount of $400,000 for non-reimbursed interest is recognized as a gain on the settlement of debentures. Also, as part of this transaction, the Company has agreed to ﬁnd a buyer for the shares converted in exchange for $1,000,000 in cash. This amount is also recognized as a gain on the settlement of debentures. Transaction costs totalled $368,375, $244,188 of which was settled with an issuance of 244,188 common shares.

The Company recorded a compensation expense of $282,000 and a corresponding increase in contributed surplus for services directly rendered by two principal managers to the creditor. The creditor granting them respectively 150,000 shares of the Company at $0.94 per share.

(e)

Under the provisions of Section 3860 of the CICA Handbook, these debentures are ﬁnancial instruments which comprise a liability component and an equity component. Because the conversion price of these convertible debentures is calculated using the market value of the shares, at the time of conversion, no value was attributed to the equity component of these compound ﬁnancial instruments.

 18 — CAPITAL STOCK AND WARRANTS

Authorized

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series “A” preferred shares, non-voting, non-participating, ﬁxed, preferential and non-cumulative dividend of 5% of paid-up capital,

exchangeable at the holder’s option under certain conditions into common shares from the date of the ﬁrst listing of the common shares on a recognized stock exchange

	2006	2005
	$	$
Issued and fully paid
34,292,290 common shares (25,594,805 in 2005)	17,002,009	10,656,737
- series “G” warrants (matured May 30, 2005) (a)
- series “H” warrants (3,025,922 warrants in 2005) (b)	–	302,592
- series “I” warrants (250,000 warrants in 2005) (c)	–	37,500
	–	340,092
	17,002,009	10,996,829

During the past two years, changes in the Company’s issued capital stock were as follows:

	Number of Shares	Consideration
		$
Common shares
Balance as at May 31, 2004	21,947,244	10,285,899
Issued for cash (and exercised options)	3,275,922	315,092
Issued as settlement of accounts payable	371,639	55,746
Balance as at May 31, 2005	25,594,805	10,656,737
Issued following the conversion of debentures (Note 17)	3,800,000	3,881,512
Issued for cash (e)	600,000	600,000
Issued as settlement of expenses (Note 17)	288,188	288,188
Issued following the exercise of stock options	733,375	416,499
Issued following the exercise of series “H” and “I” warrants (d)	3,275,922	1,159,073
Balance as at May 31, 2006	34,292,290	17,002,009

(a)

On May 30, 2003, the Company granted 250,000 series “G” warrants upon the issue of 2,324,140 common shares for a $1,000,000 cash consideration. The total proceeds from this issue were attributed to the common shares less a $1 par value for the warrants. The series “G” warrants entitle their holder to purchase one common share at $0.54 per share. The maturity date for the exercise of warrants was May 30, 2005. The 250,000 expired warrants were cancelled.

(b)

On June 9, 2004, as part of a $605,185 private placement, the Company granted 3,025,922 series “H” warrants, for which the value has been established at $302,592 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.18

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.29%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series “H” warrants entitle their holder to purchase one common share at $0.25 per share, at any time until June 9, 2006.

(c)

On July 13, 2004, as part of a $50,000 private placement, the Company granted 250,000 series “I” warrants, for which the value has been established at $37,500 according to the Black-Scholes option pricing model. The Company elected to determine the value of the warrants using the following assumptions:

i)

Fair value of the common shares at $0.25

ii)

Exercise price of $0.25

iii)

Risk-free interest rate of 3.10%

iv)

Estimated life of two years

v)

Expected volatility of 121%

The series “I” warrants entitle their holder to purchase one common share at $0.25 per share, at any time until July 13, 2006.

(d)

During the year, all of the 3,275,922 series “H” and “I” warrants were exercised. The exercise income of $818,981 and the stated value of the series “H” and “I” warrants of $340,092 were added to capital stock.

(e)

On January 20, 2006, the Company issued 600,000 common shares at $1 per share for a cash consideration of $600,000.

19 — STOCK-BASED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, 4,350,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than ﬁve years or any other shorter period as speciﬁed by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company’s total issued and outstanding common shares, with the maximum being 2% for each consultant.

Options granted prior to the date of the initial public offering entitle each holder to purchase: (i) from the time they are granted, 50% of the common shares subject to options granted to said holder (ii) as of the end of one year following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and (iii) as of the end of two years following the granting of the options, 25% of the common shares subject to options initially granted to said holder, and at the price speciﬁed in the initial public offering. The plan, modiﬁed in 2006, provides that options issued after the initial public offering can be exercised on the basis of 25% per six-month period following the date of the grant or 15% per six-month period and 25% at the last period following the date of the grant (25% per year following the date of the grant, in 2005).

On April 20, 2006, during the Board of Directors’ meeting, it was unanimously agreed to propose a change to shareholders with regard to the stock-based compensation plan. This change provided for an increase in the number of available common shares to be issued, to 6,850,00 shares. During the meeting, a unanimous decision was also reached to issue options to principal managers and members of the Board of Directors (450,000 options for three members of Management and 100,000 for the members of the Board of Directors). These options will be exercisable at $2.60, subject to the shareholders’ acceptance of the increase in the number of available options speciﬁed in the plan.

Activities within the plan are detailed as follows:

		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of year	2,926,000	0.25	2,280,000	0.88
Awarded	2,796,000	0.53	1,129,000	0.25
Exercised	(733,375)	0.26	–	–
Cancelled	(1,284,750)	0.27	(483,000)	0.80
Exercise price amendment
Former price	–	–	(1,920,000)	0.85
New price	–	–	1,920,000	0.25
Options outstanding, end of year	3,703,875	0.45	2,926,000	0.25
Exercisable options as at May 31	843,042	0.30	1,430,000	0.25

					2006
	Options Outstanding			Exercisable options
Range of exercise prices	Weighted average exercise price	Weighted remaining contractual life outstanding	Number of options outstanding 31-05-2006	Number of options exercisable as at 31-05-2006	Weighted average exercise price
	$				$
0.25	0.25	3.46 years	2,842,875	799,875	0.25
0.75 to 1.00	0.98	4.62 years	495,000	7,167	0.78
1.15 to 1.75	1.30	3.48 years	366,000	36,000	1.15
			3,703,875	843,042	0.30

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.

		2006		2005
	Employees	Non-employees	Employees	Non-employees
i) Fair value of the common shares	$0.44	$2.34	$0.15	$0.15
ii) Risk-free interest rate	3.41%	4.14%	4.05%	4.05%
iii) Estimated life	4.17 years	3.6 years	4.5 years	4.5 years
iv) Expected volatility	118%	117%	103%	103%

The fair value of the weighted average of the options granted to employees during the year is $0.34 ($0.1018 in 2005) and to non- employees is $2.01 ($0.1018 in 2005).

 On November 26, 2004, the Company amended the exercise price of all outstanding stock options granted before October 5, 2004 to $0.25 per share. This amendment of the stock option exercise price resulted in an adjustment of the fair value of options granted after the adoption of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The fair value of the amended options has been estimated according to the Black-Scholes option pricing model using the following assumptions:

	Former price	New price
i) Exercise price	$0.75 to 1.00	$0.25
ii) Fair value of common shares	$0.17	$0.17
iii) Risk-free interest rate	3.17%	3.17%
iv) Estimated fair value	2.5 to 3.5	2.5 to 3.5
v) Expected volatility	102%	102%
Average fair value per option	$0.0609	$0.0975

This adjustment of the exercise price led to an additional charge of $40,992. Of this amount, $28,279 was expensed during the 2005 year and $12,713 will be expensed at the exercise date of each option that becomes exercisable and whose price was amended.

During the year ended May 31, 2006, an amount of $260,173 ($80,943 in 2005) representing employees’ vested interests during the year and employees’ vested interests following amendment of the 2005 option price for employees was expensed as compensation. An amount of $451,877 ($14,640 in 2005) representing non-employees’ vested interests during the year and non-employees’ vested interests following amendment of the 2005 option price for non-employees was expensed.

20 — INCOME TAXES

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 31.44% in 2006 and 31.02% in 2005) as follows:

	2006	2005
	$	$
Income tax beneﬁts at the combined Canadian statutory rate (federal and provincial)	(278,605)	(548,305)
Increase (decrease) resulting from:
Change in income tax rates	(299,655)
Unrecognized deductible temporary differences for the year	231,089	503,651
Stock-based compensation	312,529	29,650
Non-deductible items and other	34,642	15,004

Net future income tax assets of approximately $4,563,000 ($4,216,000 as at May 31, 2005) have not been reﬂected in these ﬁnancial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and tax deductions are available to reduce current income taxes in future years and are summarized as follows:

	2006	2005
	$	$
Net future income tax assets resulting from the following:
Tax losses	3,050,000	3,248,000
Research and development expenses	813,000	672,000
Excess of the carrying amount of assets over their tax basis	700,000	296,000
	4,563,000	4,216,000
Valuation allowance	(4,563,000)	(4,216,000)
Net future income tax assets recognized	–	–

As at May 31, 2006, the Company’s losses for tax purposes, which are available to reduce future years’ income taxes amount to $9,308,905 for federal purposes and $9,198,902 for provincial purposes. The Company can avail itself of the tax beneﬁt resulting from these loss carry-forwards as follows:

	Federal	Provincial
	$	$
2009	2,220,831	2,187,369
2010	3,598,699	3,573,912
2014	2,644,475	2,606,465
2015	844,900	831,156
	9,308,905	9,198,902
Research and development expenses which can be carried forward indeﬁnitely	2,479,862	4,096,847
	11,788,767	13,295,749

The Company also has investment tax credits for a total amount of about $594,000 ($503,000 in 2005) which have not been recognized.

21 — FINANCIAL INSTRUMENTS

Credit risk The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Three customers (four customers in 2005) represent 60% (65% in 2005) of total trade accounts included in accounts receivable.

Exchange risk The Company is exposed to exchange risk as a result of accounts receivable and accounts payable stated in euros and U.S. dollars. As at May 31, 2006, assets stated in euros totalled ?206,301 (?115,211 in 2005) and in U.S. dollars totalled US$751,916 (US$786,928 in 2005) and accounts payable stated in U.S. dollars totalled US$266,841 (US$116,646 in 2005).

The Company entered into currency forwards for the year to purchase amounts of foreign currency in the future at predetermined exchange rates.The purpose of these currency forwards is to protect the Company from the risk of ﬂuctuations in future exchange rates. At May 31, 2006, the total amount of currency forwards for currency purchases was US$150,000. The fair value of these derivative ﬁnancial instruments was established according to prices obtained from the Company’s ﬁnancial institution for identical or similar ﬁnancial instruments. The following table summarizes the Company’s position as at May 31, 2006:

Maturity	Type	Amounts	Rates	Fair Value
June 1, 2006	Purchase	US$50,000	1.1155
July 5, 2006	Purchase	US$50,000	1.1144	(2.753)
August 1, 2006	Purchase	US$50,000	1.1133	(2.751)

The net fair value of the currency forwards was accounted for as an exchange loss and was presented in accounts payable.

Fair value of ﬁnancial instruments The carrying amount of the Company’s short-term ﬁnancial instruments approximates their fair value given that they will mature shortly.

The fair value of mortgage loans is equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of unsecured loans and obligations under capital leases is determined by discounting future cash ﬂows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value is equivalent to the carrying amount.

22 — COMMITMENTS

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

	Rate	Minimum royalty
	%	$
To a Canadian university*
As of June 1, 2002	4	5 000
To a company controlled by an ofﬁcer and director
As of June 1, 2002	1	–

On August 18, 2004, the Company notiﬁed the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the ﬁrst anniversary date of the transfer, $50,000 on the second and $75,000 on the third.

On August 23, 2004, university researchers ﬁled an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

The Company’s directors are of the opinion that this injunction is unfounded and the $275,000 is therefore presented as a commitment. The Company voluntarily paid $150,000 to a third party, which is reserved for the payment of the purchase option for intellectual property. This amount is presented as an investment in current assets.

The Company has entered into long-term lease agreements expiring in December 2013, which call for payments of $1,022,062 for the rental of premises. Minimum lease payments for the next years are $126,133 in 2007, $134,916 in 2008 and 2009, $135,721 in 2010 and $136,849 in 2011. One of these leases contains an option to purchase the plant for $1,275,000 prior to May 1, 2006. The Company has stated its intention to avail itself itself of its right to exercise the option on April 28, 2006 and intends to proceed with its aquisition.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects.

23 — SEGMENT DISCLOSURES

Descriptive information on the Company’s reportable segments The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information All the Company’s assets are located in Canada.

The Company sales are attributed to the following countries based on the customer’s country of domicile:

	2006	2005
	$	$
Canada	1,471,904	2,021,795
United States	4,203,195	2,378,276
Europe	519,068	244,945
Asia	717,558	193,407
	6,911,725	4,838,423

Information about major customers Amounts of $1,723,649 ($986,964 and $736,685) of the Company’s total sales are from two customers ($1,266,387 from two customers in 2005).

CORPORATE INFORMATION

Board of Directors

Henri Harland (1)

President and Chief Executive Ofﬁcer

Neptune Technologies & Bioressources Inc.

Michel Timperio (1, 2, 3)

President and Chief Executive Ofﬁcer

Technological Building Structures TBS Ltd.

Dr. Ronald Denis (1, 2, 3)

Chief of Surgery

Sacré-Cœur Hospital, Montreal

Daniel Perry (1, 2, 3)

General Manager

Société du Vivier des Landes

Michel Chartrand (1, 2, 3)

President

PharmEssor Group

Management

Henri Harland

President and Chief Executive Ofﬁcer

André Godin

Vice-President, Administration and Finance

Dr. Fotini Sampalis

Vice-President, Research / Business Development

Donald Allard

Vice-President, Sales and Marketing

(1) Members of the Corporate Governance Committee

(2) Members of the Audit Committee

(3) Members of the Compensation Committee

INVESTORS AND SHAREHOLDERS INFORMATION

Head Office

Neptune Technologies & Bioressources Inc.

Suite 550

500 St. Martin West Blvd.

Laval, Quebec H7M 3Y2

Canada

Phone: 450.972.6291

Toll-free: 1.888.664.9166

Fax: 450.972.6351

Website: http://www.neptunebiotech.com

E-mail: info@neptunebiotech.com

Plant

Neptune Technologies & Bioressources Inc.

795 Pépin Street

Sherbrooke, Quebec J1L 2P8

Canada

Phone: 819.564.2112

Fax: 819.564.3679

Investors Relations

Neptune Technologies & Bioressources Inc.

Xavier Harland

Director, Finance

E-mail: x.harland@neptunebiotech.com

The Howard Group Inc.

Grant Howard

President

1200, 640 – 8th Ave. SW

Calgary, Alberta T2P 1G7

Canada

Phone: 403.221.0915

Toll-free: 1.888.221.0915

Fax: 403.237.8387

Website: http://www.howardgroupinc.com

E-mail: info@howardgroupinc.com

Transfer Agent and Registrar

Computershare Trust Company of Canada

1100 University Street, 12th Floor

Montreal, Quebec H3B 2G7

Canada

Auditors

Raymond Chabot Grant Thornton

General Partnership

Chartered Accountants

Member of Grant Thornton International

Suite 300

2500 Daniel-Johnson Blvd.

Laval, Quebec H7T 2P6

Canada

Stock Exchange Listing

TSX – Venture Exchange

Symbol: NTB

Moving on October 16, 2006

Neptune Technologies & Bioressources Inc.

2740 Pierre-Péladeau avenue

Suite H200

Laval, Quebec

H7T 3B3

FORGING THE LINK BETWEEN NUTRACEUTICAL AND BIOPHARMACEUTICAL